

Nayan Patel PharmD · 3rd

CEO, Pharmacist, Researcher, and Published Author

La Habra, California, United States · **Contact info**

500+ connections

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 **Thrivelab**

University of Southern California

About

CEO and Pharmacist that strongly believes in healthy living. Creates product that empowers your body to defend itself. Current patent holder for stabilizing antioxidants and antibodies and delivering it through the skin.

Activity

3,326 followers

Nayan Patel PharmD commented on a post · 1d

Congratulation's on all your achievements. You have been an inspirations to lots of pharmacist (including myself) and i wish you the best at whats ahead of you.

👍❤️👏 26   5 comments

Nayan Patel PharmD commented on a post · 1mo

You care the best at shipping large and heavy items for all our pharmaceutical needs.

👏 6   2 comments

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Experience

 **Chief Clinical Officer**
Thrivelab · Full-time
May 2022 – Present · 10 mos
United States · Remote

Auro Pharmaceuticals Inc.,
10 yrs 2 mos

● **Author of "The Glutathione Revolution"**
Sep 2020 – Present · 2 yrs 6 mos
La Habra, California, United States

Wrote the book, "The Glutathione Revolution" which shares the health benefits associated with the "master antioxidant" Glutathione and a step-by-step guide on how to increase your levels of ...see more

 **The Glutathione Revolution**
"In my fast-paced world of rapidly evolving technology, from quantum computing to space exploration, the human body and its systems still remain mysterious. Yet...

● **President/CEO**
Jan 2013 – Present · 10 yrs 2 mos
La Habra, CA

Senior Consultant
Auro Skincare · Full-time
Jan 2019 – Present · 4 yrs 2 mos
La Habra, California, United States

Designing various skincare products using patented technology.

President/CEO
Central Drugs Compounding Pharmacy
Sep 1999 – Present · 23 yrs 6 mos

President/CEO
Central Drugs Outsourcing Facility
Sep 2016 – Jan 2020 · 3 yrs 5 mos
La Habra, CA

Central Drugs Outsourcing Facility is a FDA registered 503B outsourcing facility. We manufacture and distribute compounded sterile medications to clinics and hospitals across the country. cGMP ...see more

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Education

 **University of Southern California**
PharmD, Pharmacy
1992 – 1996

California State University, Fullerton
1990 – 1992

Skills

Healthcare

👤 Endorsed by Michelle Sherman and 15 others who are highly skilled at this

Endorsed by 4 colleagues at Central Drugs Compounding Pharmacy

👥 84 endorsements

Clinical Trials

Endorsed by 2 colleagues at Central Drugs Compounding Pharmacy

👥 46 endorsements

Nutrition

 Endorsed by Beth Shirley, RPh, CCN and 3 others who are highly skilled at this

👥 38 endorsements

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Publications

The Glutathione Revolution
Hachette Books · Sep 8, 2020

(Show publication ↗)

The body has a remarkable ability to ward off disease and heal itself--and it does it with the help of the most important antioxidant you've never heard of: glutathione (GSH), the "master antioxidant." This indispe ...see more

The Link Between Glutathione, Oxidative Stress & Mental Health
MBG Health · Sep 8, 2020

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Interests

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Tony Robbins 🔗 · 3rd
#1 New York Times best-selling author, life and business strategist, philanthropist, entrepreneur
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